EXHIBIT (12)

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2006	2005	2004	2003	2002
Excluding interest on deposits	2.56x	3.17x	3.90x	3.91x	3.99x
Including interest on deposits	1.64x	2.00x	2.54x	2.54x	2.25x

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2006	2005	2004	2003	2002
Income before income taxes	$203,575	$230,227	$228,595	$233,150	$219,296

Interest on deposits	$188,476	$123,057	$69,947	$70,966	$101,950

Borrowings and long-term debt	127,774	103,602	76,660	77,956	71,503

1/3 of net rental expense	3,012	2,652	2,140	2,183	1,757

Total fixed charges, including interest on deposits	$319,262	$229,311	$148,747	$151,105	$175,210

Total fixed charges, excluding interest on deposits	$130,786	$106,254	$78,800	$80,139	$73,260